January 23, 2008
Christian N. Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4563
Washington, DC 20549

Re:	Wachovia Corporation Definitive 14A Filed March 9, 2007 File No. 01-10000
Dear Mr. Windsor:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated January 14, 2008 in response to Wachovia’s letter dated October 22, 2007, regarding the above-referenced proxy statement.
     Wachovia’s responses to the Staff’s comments are set forth below. For your convenience, Wachovia has restated the Staff’s comments and has keyed responses accordingly.
General Comments on Your Response
1.	In response to a number of our prior comments, including comments 5, 6 and 8, you do not indicate how you will revise your upcoming filings to address the concerns raised by the comments. Please advise the staff whether you will provide analysis similar to your responses to address similar disclosure in upcoming filings.

Wachovia confirms that it will provide analysis in upcoming filings similar to its responses to address similar disclosure in such filings.
Compensation of Directors, page 18
2.	Please confirm that in future filings, you will disclose the assumptions used to value the deferred common stock awards made to non-employee directors and listed as stock awards in the table. Please refer to the instructions to Item 402(k) of Regulation S-K.

Wachovia confirms that in future filings it will disclose the assumptions as so requested and as set forth in Item 402(k) of Regulation S-K.
*       *       *
     Wachovia acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 374-3234.
Very truly yours,
/s/ Ross E. Jeffries, Jr.
Ross E. Jeffries, Jr.
Senior Vice President and Deputy General Counsel